7/22/15

SE(15026901 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 29446

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Canterbury Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12989 Jupiter Rd., Suite 203
(No. and Street)

Dallas (City) TX (State) 75238-3212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Edward Jr.
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond Jennison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

TAMMY L. RYDER
My Commission Expires
August 27, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Canterbury Securities, Inc.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2014
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control

December 31, 2014

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
First Canterbury Securities, Inc.
12989 Jupiter Road
Dallas , TX 75238-3212

Report on the Financial Statements

I have audited the accompanying statement of financial condition of First Canterbury Securities, Inc. as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of First Canterbury Securities, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Canterbury Securities, Inc. as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of First Canterbury Securities, Inc. financial statements. Supplemental Information is the responsibility of First Canterbury Securities, Inc. 's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with the standards of the Public Company Accounting Oversight Board (United States. In my opinion, the Supplemental Information is fairly stated, in all material respects, in relation

to the financial statements as a whole.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

FIRST CANTERBURY SECURITIES INC.
12989 JUPITER ROAD, SUITE 203
DALLAS, TX 75238-3212

STATEMENT OF ASSETS, LIABILITIES, AND EQUITY (INCOME TAX BASIS)
DECEMBER 31, 2014
ASSETS

	CURRENT ASSETS			
1020	SWS SECURITIES MM	272.89		
1025	SWS SECURITIES CLEARING DEPOSI	5,198.59		
1060	ACCOUNTS RECEIVABLE	14,445.61		
1070	MUTUAL FUNDS	153,174.22		
1090	ALLOWANCE FOR MARKET - MUTUAL	773.79		
	TOTAL CURRENT ASSETS		173,865.10	
	FIXED ASSETS			
1410	AUTOMOTIVE	37,027.39		
1450	FURNITURE AND EQUIPMENT	29,624.19		
1500	LEASEHOLD IMPROVEMENTS	8,639.27		
1550	ACCUMULATED DEPRECIATION	49,510.60-		
	TOTAL FIXED ASSETS		25,780.25	
	TOTAL ASSETS			199,645.35

LIABILITIES AND EQUITY

	CURRENT LIABILITIES			
2060	BANK OVERDRAFT	3,861.30-		
2070	N/P 2012 LEXUS ES 350	3,509.44-		
2320	ACCRUED FICA AND WH	1,947.81-		
2330	ACCRUED TWC	626.57-		
2331	ACCRUED FUTA	205.62-		
	TOTAL CURRENT LIABILITIES		10,150.74-	
	OTHER LIABILITIES			
2605	N/P 2012 LEXUS ES350	1,035.11-		
2620	STOCKHOLDERS ADVANCES	3,325.18-		
2699	TOTAL OTHER LIABILITIES		4,360.29-	
	EQUITY			
2810	COMMON STOCK	1,000.00-		
2820	ADDITIONAL PAID IN CAPITAL	147,933.32-		
2850	RETAINED EARNINGS	48,076.38-		
	NET LOSS	11,875.38		
	TOTAL EQUITY		185,134.32-	
	TOTAL LIABILITIES AND EQUITY			199,645.35-

SEE ACCOUNTANTS' COMPILATION REPORT

FIRST CANTERBURY SECURITIES INC.
12989 JUPITER ROAD, SUITE 203
DALLAS, TX 75238-3212

STATEMENT OF REVENUE AND EXPENSES (INCOME TAX BASIS)
JANUARY 1, 2014 THROUGH DECEMBER 31, 2014

	1 MONTH PERIOD	%	YEAR-TO-DATE	%
SALES				
3010 COMMISSIONS	10,233.22-	61.93-	115,337.22-	67.11-
3011 12B-1 FEES	1,117.07-	6.76-	32,547.98-	18.94-
3012 MUTUAL FUNDS	5,911.25-	35.78-	13,469.36-	7.84-
3013 OTHER FEES	448.64-	2.72-	4,968.54-	2.89-
3014 MARGIN INTEREST	34.62-	0.21-	390.03-	0.23-
3025 DIVIDEND INCOME	1,110.36-	6.72-	7,096.17-	4.13-
3030 GAIN (LOSS) ON SALE	0.00	0.00	179.76-	0.10-
3040 MARK TO MARKET ADJUSTMENTS	2,332.55	14.12	2,119.67	1.23
TOTAL SALES	16,522.61-	100.00-	171,869.39-	100.00-
EXPENSES				
5010 CONTRACT SERVICES	1,168.12	7.07	1,458.12	0.85
5013 BANK CHARGES	0.00	0.00	555.38	0.32
5015 COMMISSION EXPENSE	1,516.92	9.18	15,274.67	8.89
5020 OFFICE SUPPLIES	969.78	5.87	15,246.54	8.87
5023 POSTAGE AND DELIVERY EXPENSE	0.00	0.00	377.00	0.22
5030 SALARIES-EMPLOYEES	2,664.85	16.13	16,029.67	9.33
5035 SALARIES-OFFICERS	5,000.00	30.26	20,000.00	11.64
5040 REPAIRS AND MAINTANCE	0.00	0.00	12,012.99	6.99
5042 CLEANING SERVICES	0.00	0.00	120.00	0.07
5045 CLEARANCE CHARGES	1,721.30	10.42	18,497.20	10.76
5050 ADVERTISING	233.00	1.41	865.60	0.50
5052 CONTINUING EDUCATION	741.12	4.49	3,378.07	1.97
5060 CAR AND TRUCK EXPENSES	1,354.73	8.20	7,888.27	4.59
5070 CHARITABLE CONTRIBUTIONS	0.00	0.00	1,015.00	0.59
5080 LEGAL AND PROFESSIONAL	385.00	2.33	18,285.00	10.64
5090 DUES AND SUBSCRIPTIONS	297.59	1.80	2,384.07	1.39
5095 LICENSE, FEES AND SEMINARS	1,805.87	10.93	3,028.42	1.76
5096 PROMOTIONAL EXPENSE	1,022.23	6.19	11,232.74	6.54
5098 RESEARCH EXPENSE	224.11-	1.36-	4,056.43	2.36
5210 RENT-FACILITIES	222.33	1.35	3,309.14	1.93
5220 TELEPHONE	0.00	0.00	6,273.53	3.65
5221 UTILITIES	258.70	1.57	2,515.79	1.46
5229 INSURANCE-AUTO	0.00	0.00	723.12	0.42
5230 INSURANCE-GENERAL	0.00	0.00	396.48	0.23
5231 TRAVEL	397.14	2.40	10,959.06	6.38
5232 ENTERTAINMANT AND MEALS	458.27	2.77	876.59	0.51
5240 TAXES-PAYROLL	521.59	3.16	4,372.39	2.54
5250 INTEREST EXPENSE	235.64-	1.43-	186.00	0.11
5260 DEPRECIATION EXPENSE	1,318.00-	7.98-	2,290.00	1.33
5290 PENALTY	122.50	0.74	137.50	0.08
TOTAL EXPENSES	19,083.29	115.50	183,744.77	106.91
NET LOSS	2,560.68	15.50	11,875.38	6.91

SEE ACCOUNTANTS' COMPILATION REPORT

First Canterbury Securities, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2014

		2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(7,636.04)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Prior Period Adjustment		(4,239.34)
Depreciation and Amortization		2,290.00
Losses (Gains) on sales of Fixed Assets		0.00
Decrease (Increase) in Operating Assets:		
Investments		17,609.95
Accounts Receivable		(1,585.50)
Other		(495.93)
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		0.67
Accrued Liabilities		2,365.31
Total Adjustments		15,945.16
Net Cash Provided By (Used In) Operating Activities		8,309.12
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds From Sale of Fixed Assets		0.00
Net Cash Provided By (Used In) Investing Activities		0.00
CASH FLOWS FROM FINANCING ACTIVITIES		
Notes Payable Repayments		(8,801.92)
Proceeds From Sale of Stock		0.00
Treasury Stock		0.00
Net Cash Provided By (Used In) Financing Activities		(8,801.92)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(492.80)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		5,964.28
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	5,471.48

FIRST CANTERBURY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock		Paid-in Capital		Treasury Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2014	1,000	$ 1,000	1,000	$ 150,738	-	$ -	$ 45,271	$ 197,009
Net Income	-	-	-	-	-	-	(7,636)	(7,636)
Capital Transactions	-	-	-	-	-	-	-	-
Prior Period Adjustments	-	-	-	-	-	-	(4,239)	(4,239)
Balance at December 31, 2014	$ 1,000	$ 1,000	$ 1,000	$ 150,738	$ -	$ -	$ 33,396	$ 185,134

FIRST CANTERBURY SECURITIES, INC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

First Canterbury Securities, Inc. (the Company) was incorporated in the State of Texas effective September 1, 1982 and subsequently elected "S" Corporation status for federal income tax purposes. The Company has adopted a calendar year.

Description of Business

The Company, located in Dallas, Texas, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the clearing firm through submitted commission statements.

Depreciation

Depreciation is calculated using the double declining and straight line methods.

FIRST CANTERBURY SECURITIES, INC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Income taxes
Effective January 1, 2002, the Company elected "S" corporation status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2014, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the company specializes in sales of securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE D – RELATED PARTY TRANSACTIONS

The Company leases office space from its sole shareholder on a month-to-month basis. During 2013, the Company paid $3,309.14 under this arrangement.

As of December 31, 2014, the Company owed its sole stockholder $3,325.18 on a non-interest bearing, unsecured loan.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2014, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE F – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life		
Automobile	5 years	$	37,027
Furniture and equipment	3 – 7 years		29,624
Leasehold improvements	7 years		8,639
			75,290
Less – accumulated depreciation			(49,510)
Total		$	25,780

Depreciation expense was $2,290.00 for the year December 31, 2014 and is included in the operating expenses in the accompanying statement of income.

NOTE G – ADVERTISING

The advertising expense for the year was $865.60; the entire amount was expensed as incurred.

NOTE H – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority To unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation is obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have any Level 1 assets.

Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the marketable. The company did not have any Level 3 assets or liabilities.

Fair values of assets measured on a recurring basis at December 31, 2014 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
December 31, 2014		
Mutual Funds	$ 773.79	$ 773.79
Marketable Securities	153,174.22	153,174.22
Total	$ 153,947.61	$ 153,947.61

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. The income reported from these investments was dividend income $7,096.17.

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
December 31, 2014		
Mutual Funds	$ 773.79	$ 773.79
Marketable Securities	153,174.22	153,174.22
Total	$ 153,947.61	$ 153,947.61

NOTE I – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE J – STATEMENT OF EXEMPTION OF RESERVE REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate its net capital requirement under the alternative reserve requirement method.

NOTE K – EMPLOYEE BENEFIT PLAN

The Company has a Simplified Employee Plan ("The Plan") to provide for retirement and incidental benefits for is employees. Employees may contribute a portion of their annual compensations to the Plan, limited to a maximum annual dollar amount as set periodically by the Internal Revenue Service. Employer contributions to the plan are discretionary as determined by the board of directors. There were no contributions made during the year ended December 31, 2014.

FIRST CANTERBURY SECURITIES, INC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE L - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording February 16, 2015, which is the date the financial statement, were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

First Canterbury Securities, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Computation of Net Capital

Total Stockholder's equity:		$ 185,134.00
Nonallowable assets:		
Property and equipment	25,780.00	-
Accounts receivable – other	0.00	(25,780.00)
Other Charges		
Haircuts	23,092.00	
Undue Concentration	0.00	(23,092.00)
Net allowable capital		$ 136,262.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 970.79
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000.00
Net capital requirement	$ 50,000.00
Excess net capital	$ 86,262.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 14,511.00
Percentage of aggregate indebtedness to net capital	10.65%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2014	$ 136,262.00
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	0.00
Change in Undue Concentration	0.00
NCC per Audit	136,262.00
Reconciled Difference	$ (0.00)

First Canterbury Securities, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

<u>Exemptive Provisions Rule 15c3-3</u>

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Southwest Securities.

<u>Statement of Changes in Liabilities Subordinated to the Claims of General Creditors</u>

Balance of such claims at January 1, 2014	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2014	$ -

See accountant's audit report

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 16, 2015

Board of Directors
First Canterbury Securities, Inc.
12989 Jupiter Road
Suite 203
Dallas, TX 75238-3212

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) First Canterbury Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which First Canterbury Securities, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) First Canterbury Securities, Inc. stated that First Canterbury Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. First Canterbury Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Canterbury Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

FIRST CANTERBURY SECURITIES, INC.
MEMBER: FINRA SIPC
12989 JUPITER ROAD
SUITE 203
DALLAS, TEXAS 75238-3212

(214) 349-NYSE
(214) 349-6973

February 16, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31,2014

Dear Mr. Richardson Jr.,

Please be advised that First Canterbury Securities, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2014 through December 31, 2014. First Canterbury Securities, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). First Canterbury Securities, Inc.'s past business has been of similar nature and has complied to this exemption since inception, January 20, 2015.

Raymond E. Jennison , the president of First Canterbury Securities, inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31,2014.

Raymond E. Jennison has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected First Canterbury Securities, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (214) 349-6973

Very truly yours,

First Canterbury Securities, Inc.

President